As filed with the Securities and Exchange Commission on November 8, 1999 Registration No. _________________

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       WHISPERING OAKS INTERNATIONAL, INC.
                 (Name of small business issuer in its charter)

          Texas                             7948                    75-2742601
(State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
 incorporation or Organization)    Classification Code Number)   Identification Number)


16910 Dallas Parkway, Suite 100, Dallas, Texas 75248       (972) 248-1922
(Address of principal executive offices)                  Telephone Number

                                 Kevin B. Halter
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922
             (Name, address and phone number for agent for service)

                                   Copies to:
                            Dominic M. Federico, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE
------------------------  ----------------- ------------------ ------------------- ------------------
Title of each class of    Amount to be      Proposed maximum   Proposed maximum    Registration Fee
securities to be          registered        offering price     aggregate offering
registered                                  per share(1)       price(1)

COMMON STOCK              600,000 shares    $1.00              $600,000            $181.81
------------------------ ----------------- ------------------ ------------------- ------------------

Note (1) Estimated solely for calculating the registration fee.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             PRELIMINARY PROSPECTUS
                             (subject to completion)

                       WHISPERING OAKS INTERNATIONAL, INC.

                         600,000 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale from time to time of up to 600,000 shares of the common stock, with a par value of $.001 per share ("Shares"), of Whispering Oaks International, Inc., a Texas corporation ("Company") by three current shareholders ("Selling Shareholders). The registration of these securities does not necessarily mean that any or all of these shares will, in fact be sold. The Company will not receive any of the proceeds from the sale of these shares. The Company however, will pay all of the expenses related to this registration.

There is currently no public market for the common stock. The Company at a future date and if it meets the requirements, will undertake to have its common stock listed on the OTC Bulletin Board, maintained by members of the National Association of Securities Dealers, Inc.

After the Shares are registered, the Selling Shareholders may, from time to time, offer and sell the Shares directly or through agents or broker-dealers on such terms as they in their individual discretion determine to be appropriate.

An investment in the securities offered hereby is speculative and involves a high degree of risk. You should read "Risk Factors", beginning on page 3, which describes certain factors which should be carefully considered before you purchase any of the common stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding the Company, Risk Factors and the common stock covered by this registration and the Company's financial statements and notes thereto appearing elsewhere in this prospectus.

                                   THE COMPANY

Whispering Oaks International, a Texas corporation ("Company"), was incorporated under the laws of the State of Texas on December 8, 1997. The Company was formed to engage in the acquisition and sale of thoroughbred racing stock of every age from broodmares, weanlings and yearlings to racehorses and stallions. The Company's principal office is located at 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248 and its telephone number is (972)248-1922.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumption currently available to the Company or management. When used in this document, the words such as "may", "expect", "anticipate", "believe", "estimate", "intend" "continue" or similar words, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as may, expected, anticipated, believed, estimated, intended, or continued. In each instance, forward-looking information should be considered in light of the accompanying cautionary statements herein.



                                  RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING THE COMPANY AND ITS BUSINESS AND FUTURE PROSPECTS BEFORE PURCHASING ANY OF THE COMMON STOCK.

No History of Successful Operations

The Company has never operated any substantial business and has never generated any substantial income; thus the Company has no history of successfully operating any form of business and generating any profits.

Lack of Profitability

Although the Company was incorporated in 1997, it had a net loss from operations through December 31, 1998 of ($76,000.) For the nine months ended September 30, 1999 the Company had a net income of $7,800.

The Company's operations are still subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of profitable operating history and the inability to obtain capital from non-related parties. The likelihood of success of the Company must be considered in light of the problems, expenses, and difficulties, complications and delays frequently encountered in connection with establishment of a new business. There can be no assurance that future operations of the Company will be profitable. Future revenues and profits, if any, will depend upon numerous factors, many of which are beyond the control of the Company's management including general economic conditions.

Additional Capital

In order to maintain liquidity, the Company has obtained non-interest-bearing advances from entities related to the Company through common ownership and/or control. These advances are payable on demand. As of December 31, 1998, the Company owed approximately $70,000. These outstanding advances from affiliates were reduced to approximately $38,000 as of September 30, 1999. Unless one or more of the Company's shareholders continue to provide funds for continued operations, the Company may have to cease operations rendering the stock ownership in the Company possibly worthless.

Highly Competitive Industry

The buying and selling of thoroughbred horses is highly competitive. A number of companies and individuals with significantly greater resources than the Company have greater ability to be the successful bidders for quality horses that the Company might want to purchase.

Control of the Company by its Executive Officers and Directors

The Company's officers and directors currently beneficially own, directly or indirectly, over 99% of the outstanding common stock. As a result, these shareholders acting together control all decisions that will be made by shareholders, including the election of directors.

Benefits of this Offering to the Selling Shareholders

The Selling Shareholders currently, directly or indirectly, own more than 99% percent of the common stock, namely 2,500,000 shares. Of this number 600,000 shares are covered by this registration statement. The Selling Shareholders will receive all of the proceeds of the sales of common stock and none will be received by the Company. The Company however is paying the expenses incurred by the filing of this offering.

No active Market for the Company's Securities

Until this time there has not been a public market for the Company's common stock. There can be no assurance that an active public market will develop or be sustained form the common stock even though the Company intends to file an application with the National Association of Securities Dealers, Inc. ("NASD") to list the common stock on the OTC Bulletin Board. If there is little demand on the part of potential purchasers of the stock, sellers will have difficulty selling any of their shares in the Company.

Anticipated Volatility of the Price of the Company's Stock

If a public market develops for the Company's Common Stock, it is likely to be highly volatile. This can be caused because of general market conditions, as well as factors related to the Company's performance and its ability to meet market expectations. Such factors as investor perceptions of the Company, variations in the Company's financial results, announcements regarding the Company's plans and other developments affecting the Company's future could cause significant fluctuations in the market price of the stock. In addition, the stock market in general has recently experienced price and volume fluctuations which appear to be unrelated to the operating performance of individual companies. Broad market fluctuations may adversely affect the market price of the stock.

Large Number of Shares Eligible for Sale in the Future

If the Selling Shareholders sell substantial amounts of the common stock in the public market (if one develops) following this offering, the market price of the common stock may suffer a depressing effect.

Additionally, the remaining shares that are owned by the Selling Shareholders which are not being registered herewith, can also be sold in the future under Rule 144. (See "Shares eligible for future sales".)

Anti-Takeover Provisions

Certain provisions of Texas law and certain provisions of the Company's Certificate of Incorporation and Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or could discourage third parties from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's common stock. The Certificate of Incorporation and Bylaws impose various procedural requirements that could make it more difficult for shareholders to effect certain corporate actions. The Company's Certificate of Incorporation gives the Board of Directors (without any additional authorization from the shareholders) authority to issue more than 122,000,000 additional shares of common stock for various corporate purposes. Issuance of a substantial number of shares would dilute the existing shareholders' percentage ownership of the Company.

                                 USE OF PROCEEDS

The Company will not receive any proceeds from the registration or sale of the shares of common stock covered by this prospectus

                      MARKET FOR THE COMPANY'S COMMON STOCK

There is currently, no public market for the Company's common stock. The Company at a future date and if it meets the requirements, will undertake to have its common stock listed on the OTC Bulletin Board maintained by members of the National Association of Securities Dealers, Inc.

                         SHARES ELIGIBLE FOR FUTURE SALE

As of November 1, 1999, 2,525,000 shares of common stock were outstanding. All of these shares are "restricted securities" as such term is defined under Rule 144, in that such shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933 or another exemption from registration.

In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sales is filed, subject to various restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliates. As of November 1, 1999, 2,525,000 shares were eligible for sale under Rule 144.

                              PLAN OF DISTRIBUTION

This Prospectus relates to the offer and sale from time to time of the Shares by the Selling Shareholders. The Company has registered the Shares for sale to provide the Selling Shareholders with freely tradable securities, but registration of such securities does not necessarily mean that any of such Shares will be offered or sold by the Selling Shareholders. The Company will not receive any proceeds from the sale of these shares by the Selling Shareholders.

The Selling Shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices.

                                LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

                     DESCRIPTION OF THE COMPANY'S SECURITIES

The authorized capital stock of the Company consists of 125,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock:
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares (the "majority shareholders"), when voting for the election of directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. The majority shareholders at the present time are Kevin B. Halter, Pam Halter and Kevin B. Halter, Jr. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy".

On October 15, 1999, the company's Board of Directors amended the Company's Articles of Incorporation to modify the company's capital structure to allow for the issuance of 125,000,000 total equity shares consisting solely of common stock with a par value of $0.001 per share and effected a five (5) for one (1) forward stock split. The effects of these transactions are reflected in the accompanying financial statements as of the first day of the first period presented.

                                 DIVIDEND POLICY

The Company has never paid or declared a cash dividend on its common stock and does not intend to pay cash dividends in the foreseeable future. The payment by the Company of dividends, if any, on its common stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company began operations on January 19, 1998 with the purchase of eight (8) broodmares for approximately $221,000. In December 1998, the Company sold all but one broodmare and one foal for gross proceeds of approximately $238,000. The Company sold its remaining foal in the second quarter of 1999 for gross proceeds of approximately $26,000. The Company accounts for all purchased livestock at its original cost and assigns no basis to foals delivered during the Company's ownership. Gross profits from livestock ownership were approximately $110,000 for the year ended December 31, 1998 and approximately $26,000 for the nine months ended September 30, 1999. As of September 30, 1999, the Company owns one broodmare.

Related to the Company's livestock ownership, the Company incurred direct operating expenses of approximately $105,000 for the year ended December 31, 1998 and approximately $8,000 for the first nine months of 1999.

The Company adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred. Accordingly, these costs are a component of the Company's general and administrative expenses of approximately $9,700 for the year ended December 31, 1998 and $2300 for the nine months ended September 30, 1999.

The Company experienced net income (loss) of approximately $(76,000) for the year ended December 31, 1998. The Company had a net income of approximately $7,800 for the nine months ended September 30, 1999. These events generated net earnings (loss) per share of approximately $(0.15) per share for the year ended December 31, 1998 and approximately $0.02 per share for the nine months ended September 30, 1999.


Liquidity and Capital Resources

The Company maintained liquidity during the year ended December 31, 1998 and the nine months ended September 30, 1999 through the sale of common stock, subject to an exemption from registration under Regulation D, Rule 504 of the US Securities and Exchange Commission, the sale of common stock to the Company's founders, the proceeds from sales of livestock and non-interest bearing advances from entities related to the Company through common ownership and/or control. It is the intent of the controlling shareholders of the Company to fund the necessary expenses to sustain the corporate entity and/or future purchases of livestock.

The Company has identified no significant capital requirements for the current annual period. Liquidity requirements mandated by future business expansions or acquisitions, if any are specifically identified or undertaken, are not readily determinable at this time as no substantive plans have been formulated by management.

Additionally, management is of the opinion that there is additional potential opportunity for the sale of additional common stock through either private placements or secondary offerings.


                           DESCRIPTION OF THE BUSINESS


History of the Company

The Company was incorporated on December 8, 1997 under the laws of the State of Texas. The Company's business plan involves the acquisition and sale of thoroughbred racing stock of every age from broodmares, weanlings and yearlings to racehorses and stallions. An area of particular concentration is the purchase and sale of weanlings and yearlings at auctions, commonly referred to as "Pinhooking". The Company's principal office is located at 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248. The telephone number is (972) 248-1922.

Industry Overview and Opportunity

Perhaps one of the most interesting investment opportunities available today, pinhooking is essentially the purchase of thoroughbred weanlings and yearlings at various horse auctions with a view to resell them a few months later at similar auctions.

To fully understanding pinhooking and the profit potential that can be gained, one must understand some basic facts.

All horses have common birthdays on January 1, regardless when they are born. Thoroughbred horses are bred to be born anywhere from January to June. So if a horse is born in June, it is considered a late foal. If it is born in January, it is considered an early foal. Obviously an early foal is preferred over a late foal, since a horse born in June will officially be one year old on January 1 when in reality it is only six months old. Horses are called weanlings until they reach the age of one, yearlings until they reach the age of two.

Thoroughbred racing is a high-risk investment, with limited returns for the average horse owner. It is a high profile glamour sport, the so-called "Sport of Kings". People dream of owning the "Big" horse, winning the Kentucky Derby etc. Statistically, the great majority of owners lose money year after year, yet they persist in chasing the dream.

In contrast, pinhooking is a relatively conservative investment tool that can bring financial rewards under the right circumstances. The great majority of racing stock is bought at various auctions throughout the United States. These are referred to as "Sales". The major and best-attended sales are in Kentucky, Florida and California. The granddaddy of them all is the September Keeneland Yearling Sale, held in Lexington, Kentucky. It is attended by thousands of buyers from around the world, and the statistics can be mind boggling.

The 1997 September Keeneland Yearling Sale broke all records. The 10-day auction marathon produced the two highest-priced colts and the one highest-priced filly in the 54-year history of the September Sale. It also produced the highest gross revenue and highest average and median prices since the select sessions were inaugurated in 1989. The sale-record was a $2.3 million Mr. Prospector colt. The top price for a filly was $950,000 for a daughter of Danzig. The 10-day auction showed record purchases of $152 million. In England, on November 29, 1997 at the famous Tattersalls Weanling Sale someone paid a record $4.4 million for a weanling who was a full brother to the 1991 Epsom Derby winner.

A number of horses at the Keeneland Sale were purchased by pinhookers who will attempt to re-sell these one year olds as two year olds at various major Sales during the months of January, February and March. The key to successful pinhooking is to gauge the market, ascertain the most popular bloodlines, know the best price ranges in which to re-sell the purchased horses, etc. Pinhooking is an art, which demands continuous attention to the ever-changing market.

As in all investing, the risk ratio should be measured against the reward ratio. The risk/reward ratio in Pinhooking is quite extraordinary. It is not unusual to be able to purchase horses under $50,000 and resell them for six figures. On a more modest scale (getting away from high priced horses) the well-known Ocala (Florida) March 1997 Yearling Sale brought forth an overall 52% return on investment for pinhookers. A total of 184 horses were offered for sale by pinhookers who bought the horses as weanlings. Statistics show that the average yearlings were purchased for $21,120 and were resold for an average of $47,315. The 52% rate of return calculation includes $10,000 cost of upkeep per juvenile.

By comparison to other well-known sales, Ocala actually had the lowest returns. The OBS Sale at Calder (Miami,FL.) achieved an 89.2% rate of return. The rate of return at the Fasig-Tipton Calder Sale was 58.3% and Barretts (California) was 56.1%. The top pinhooker in Florida was a horsewoman who sold three pinhooked horses for $447,000 after buying them as yearlings for $53,000.

The risk/reward ratio is extraordinary as far as investments are concerned, because on the downside, the worst case scenario will still return a portion of the purchase price of a horse sold at a loss. This should be in the 10-20% range, and such losses should be offset by gains made on profitable transactions. Also, unlike horse racing, where racing careers can be terminated rather swiftly due to permanent injury, the likelihood of an injury that would keep the juvenile out of a sale is relatively small.

Business Plan

In general, it is the Company's intent to operate profitably in a number of areas, all involving the purchase and sale of thoroughbred horses.

The primary operations and their criteria is as follows:

(1)  Purchase of weanlings in the fall, to be resold as yearlings in the spring.

(2) Purchase of yearlings in the fall, to be resold as two-year olds in the spring.

(3) Purchase of broodmares in foal in the spring. The offsprings (to be born within 30-60 days from purchase date) would be sold as weanlings in the fall. After giving birth, the broodmares would immediately be bred to selected stallions, thus giving the Company the option to:

     a. sell the broodmares in foal during the fall (current year) or spring (following year).

     b.   sell the foals in the spring of the following year.

(4) Purchase quality stallions for breeding purposes. Revenues would consist of breeding fees of $5,000 to $10,000 per broodmare covered.

All horses are insured for mortality.

Sunrise Stable South Training Center near Ocala, Florida is the home for most of the Company's livestock. The training center is operated by Edward and Irene Coletti and is located approximately 10 miles from the Ocala Breeders' Sales Company auction grounds. The facility consists of 12 buildings and 6 barns with 130 box stalls, located on 160 acres. It has an irrigated 3/4 mile, safe-training track with an electric starting gate. Mr. Coletti is a highly regarded second-generation horseman. He and his wife have spent their entire adult life working with thoroughbreds. Some of the nationally recognized horsemen that regularly patronize the Sunrise Stable South facilities are Eclipse Award winning trainer Bill Mott (trainer of "Cigar"), Hall of Fame honorees John Nerud, P.G. Johnson, Nick Zito and Tom Amos. Many horses that have achieved celebrity status have started their brake-in and training at Sunrise Stable South, personally supervised by Mr. Coletti. These include "Blumin Affair" purchased as a yearling for $20,000 who later went on to earn approximately $1 million; 1996 Canadian Two-Year-Old Champion "Gumtuu", who was born and trained at the center; "Unfinished Symph" earning approximately $700,000 and "Forcing Bid" who was purchased as a yearling for $16,000 and who later earned in excess of $700,000.

The Company seeks to acquire ownership of horses that, in the opinion of management, have the greatest potential to represent profitable investment, measured by the difference between the price paid for each animal at auction and the sales price and the sales price subsequently received. Since beginning operations, The Company has purchased 8 horses and sold 7 horses. The Company has no contracts in place at this time to purchase any horse or horses. While the Company's management is hopeful that purchases can be consummated in the future on favorable terms, it can make no such representations.

The Company has no employees. Kevin B. Halter and Pam Halter devote all the time that is necessary to attend auctions and analyze the available horses, at no cost to the Company.


Market Overview

The current state of the thoroughbred economy in North America can best be described by using the word "boom", according to the January 3, 1998 issue of The Blood Horse magazine, the industry bible. Combined gross revenue for all types of horses reached its highest level ever in 1997, and average prices for weanlings, 2 year-olds, and broodmares also set new records. Ample evidence is available from year-end summaries of all auctions held across the continent in 1997 to indicate that the auction market was among the strongest ever. This trend has continued through 1998 and through the first half of 1999.

Record money was spent for yearlings, weanlings, 2-year olds, and broodmares at public auctions in 1997. Sales for the four main categories of thoroughbreds sold at auctions exceeded $693 million, an increase of 13.5% from the 1996 total of nearly $611 million. It also surpassed the previous annual record of $684 million attained in 1983.

Not only did combined gross revenue for all types of horses reach its highest level ever in 1997, but the year's average prices for weanlings, 2 year-olds and broodmares also set new records.

1997 marked the fifth straight year that total expenditures at public auctions have increased, going back to 1992, when the Thoroughbred market bottomed out of its recession of the late 1980s and early 1990s. Gross revenue at public auctions has more than doubled over the past five years, rising from less than $332 million in 1992 to more than $693 million in 1997. For the five-year period as a whole, average prices have increased by 128.4% for 2 year-olds, by 101.3% for weanlings, by 100.6% for broodmares, and by 68.4% for yearlings.

Competition

The buying and selling of thoroughbred horses is highly competitive. A number of companies and individuals with significantly greater resources than the Company have greater ability to be the successful bidders for quality horses that the Company might want to purchase.

Environmental Matters

The Company is not aware of any environmental liability relating to its facilities or operations that would have a material adverse affect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

                            YEAR 2000 CONSIDERATIONS

The Year 2000 (Y2K) date change is believed to affect virtually all computers and organizations. The Company has undertaken a comprehensive review of its information systems, including personal computers, software and peripheral devices, and its general communications systems. The Company has no direct electronic links with any customer or supplier. In addition, the Company has held discussions with certain of its software suppliers with respect to the Y2K date change. The Company has completed its detailed review, as a preliminary assessment and the Company believes, as of the date of this filing, that it will not be required to modify or replace significant portions of its computer hardware or software and any such modifications or replacements are, or will be, readily available. The Company has no known direct Y2K exposures and anticipates that any costs associated with the Y2K date change compliance to have a material effect on its financial position or its results of operations. There can be no assurance until January 1, 2000, however, that all of the Company's systems, and the systems of its suppliers, shippers, customers or other external business partners will function adequately.

                             DESCRIPTION OF PROPERTY

The Company neither owns nor leases any physical properties.

                                LEGAL PROCEEDINGS

There are no legal proceedings of any kind pending involving the Company and, to the knowledge of the management of the Company, no claims have been made nor any litigation threatened against the Company.


                                   MANAGEMENT

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                              Age    Position
----                              ---    --------

Kevin B. Halter                   64     Chairman, President, CEO & Director

Pam Halter                        44     Director

Kevin B. Halter, Jr.              39     Vice President, Secretary, Treasurer &
Director

Kevin B. Halter has served as Chairman, President, CEO and a director of The Company since December 1997. Mr. Halter has served as Chairman of the Board and Chief Executive Officer of Halter Capital Corporation, a privately-held investment and consulting company, since 1987. Mr. Halter has served as Chairman of the Board and President of Millennia, Inc. and Chairman of the Board of Digital Communications Technology Corporation since 1994. Mr. Halter is the husband of Pam Halter and the father of Kevin B. Halter, Jr.

Pam J. Halter has served as a director of the Company since December 1997. Ms. Halter has been involved in various facets of horse racing since age sixteen, culminating with her successful record as a trainer. Since her retirement from training, she became a successful owner of a small stable of horses attaining the highest win percentage (21.8%) at Louisiana Downs. Her well deserved reputation in the industry combined with her exceptionally keen eye in recognizing prime racing prospects based upon their physical attributes, makes her an invaluable member of the management team. Ms. Halter is the wife of Kevin B. Halter.

Kevin B. Halter, Jr. has served as Vice President, Secretary, Treasurer and a director of the Company since December 1997. Mr. Halter also serves as Vice President and Secretary of Halter Capital Corporation. He is the President of Securities Transfer Corporation, a stock transfer company registered with the Securities and Exchange Commission, a position which he has held since 1987. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. Kevin B. Halter, Jr. is the son of Kevin B. Halter.

All directors hold office until the next annual meeting of the shareholders of the Company or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

                             EXECUTIVE COMPENSATION

The Company pays no compensation to its officers and directors currently and has paid no compensation in any amount or of any kind to its executive officers or directors since inception.

                              SELLING STOCK HOLDERS

This Prospectus relates to the offering by the selling stockholders for resale of shares acquired by them upon as original investors in the Company. All of the shares of common stock offered by this prospectus are being offered by the selling shareholders for their own account.

The following table sets forth information with respect to the common stock beneficially owned by the selling stockholders as of the date of this prospectus.



SELLING STOCKHOLDER   NUMBER OF SHARES OWNED   NUMBER OF SHARES       NUMBER OF SHARES
                      PRIOR TO THE OFFERING    REGISTERED TO BE SOLD  OWNED AFTER
                                                                      OFFERING (1)
--------------------------------------------------------------------------------------

Pam Halter                  250,000               100,000                150,000
Kevin B. Halter           1,000,000               200,000                800,000
Kevin B. Halter, Jr.      1,250,000               300,000                950,000


-----------
(1) Assumes the sale of all shares of common stock offered by this prospectus.

PRINCIPAL STOCKHOLDERS

The following information table sets forth certain information regarding the Company's common stock owned on November 1, 1999 by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and Address(a)                Shares Owned                Percentage
--------------------------------------------------------------------------------
Kevin B. Halter                      1,000,000                   39.6%
Pam Halter                             250,000                    9.9%
Kevin B. Halter, Jr.                 1,250,000                   49.5%

Executive Officers and Directors as  2,500,000                     99%
  a group (three persons)

(a) The address for each person is 16910 Dallas Parkway, Suite 100, Dallas Texas 75248

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In order to maintain liquidity, the Company has obtained non-interest bearing advances from entities related to the Company through common ownership and/or control. These advances are payable on demand. At December 31, 1998 the Company owed approximately $70,000. These outstanding advances from affiliates were reduced to approximately $38,000 at September 30, 1999.

                                  LEGAL MATTERS

The validity of the common stock covered by this registration statement will be passed upon for the Company by Dominic M. Federico, attorney at law, Dallas, Texas.

                                     EXPERTS

The financial statements included in the registration statement on Form SB-2 have been audited by S.W. Hatfield, CPA, independent certified accountant, to the extent and for the periods set forth in his report, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

The Company is currently subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and has in the past filed, and will continue in the future to file, periodic reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). You may read and copy any of these reports at the following public reference rooms maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, NY., or at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661.

You may obtain information on the operation of the public reference rooms by calling the Commission at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549. The Commission also maintains an internet website that contains these reports and information about issuers, like the Company, who file electronically with the Commission. The address of that site is: http://www.sec.gov.

The Company has filed with the Commission a registration statement (including exhibits and information which the Commission permits the registrant to omit from the prospectus) on Form SB-2 under the Securities Act of 1933, as amended, with respect to the common stock covered by this prospectus. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. You may obtain copies of the registration statement, including exhibits and other information about the Company, by contacting the Commission in the manner and at the addresses referenced above.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither the Company nor the Selling Shareholders have authorized anyone else to provide you with different information. Neither the Company nor the Selling Shareholders are making an offer to sell, nor soliciting an offer to buy, these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITES.

The Articles of Incorporation of the Company provide that no director or officer of the Company shall be directly liable for damages incurred in connection with legal proceedings brought about by reason of being an officer or director if the person is not ultimately adjudged liable for negligence or misconduct in the action.

The Texas Business Corporation Act contains provisions relating to indemnification of officers and directors. Generally, this section provides that corporation may indemnify any person who was or is a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, except an action by or in right of the corporation by reason of the fact that he was a irector, officer, employee or agent of the corporation. It must be shown that he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to the corporation.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          INDEX TO FINANCIAL STATEMENTS

                       WHISPERING OAKS INTERNATIONAL, INC.

                                    CONTENTS


                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-2

Annual Financial Statements

   Balance Sheets as of December 31, 1998 and 1997                           F-3

   Statements of Operations and Comprehensive Income for the year ended
     December31, 1998 and for the period from December 8, 1997
     (date of inception) through December 31, 1997                           F-4

   Statement of Changes in Stockholders' Equity
     for the period from December 8, 1997 (date of inception)
     through December 31, 1998                                               F-5

   Statements of Cash Flows
     for the year ended December 31, 1998 and
     for the period from December 8, 1997 (date of inception)
     through December 31, 1997                                               F-6

   Notes to Financial Statements                                             F-7

Interim Financial Statements

   Balance Sheets as of September 30, 1999 and 1998                          F-9

   Statements of Operations and Comprehensive Income
     for the nine and three months ended September 30, 1999 and 1998        F-10

   Statements of Cash Flows
     for the nine months ended September 30, 1999 and 1998                  F-11

   Notes to Financial Statements                                            F-12

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
Whispering Oaks International, Inc.

We have audited the accompanying balance sheets of Whispering Oaks International, Inc. (a Texas corporation) as of December 31, 1998 and 1997 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the year ended December 31, 1998 and for the period from December 8, 1997 (date of inception) to December 31, 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whispering Oaks International, Inc. as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998 and the period from December 8, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.


                                                    /s/  S. W. HATFIELD, CPA
                                                    ------------------------
                                                         S. W. HATFIELD, CPA
Dallas, Texas
July 16, 1999 (except for
   Note A as to which the
   date is October 15, 1999)

                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                  F-2

                       WHISPERING OAKS INTERNATIONAL, INC.
                                 BALANCE SHEETS
                           December 31, 1998 and 1997


                                     ASSETS
                                                             1998        1997
                                                            --------    --------
Current assets
   Cash on hand and in bank                                 $ 15,266    $   --
                                                            --------    --------

Livestock                                                     32,000        --
   Accumulated depreciation                                  (10,225)       --
                                                            --------    --------

   Net livestock                                              21,775        --
                                                            --------    --------

TOTAL ASSETS                                                $ 37,041    $   --
                                                            ========    ========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable trade                                   $ 12,231    $   --
   Advances from affiliates                                   70,705        --
                                                            --------    --------

   Total liabilities                                          82,936        --
                                                            --------    --------


Commitments and contingencies


Stockholders' equity Common stock - $0.001 par value
      125,000,000 shares authorized
      2,525,000 and -0- shares issued
      and outstanding, respectively                            2,525        --
   Additional paid-in capital                                 27,475        --
   Accumulated deficit                                       (75,895)       --
                                                            --------    --------

   Total stockholders' equity                                (45,895)       --
                                                            --------    --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 37,041    $   --
                                                            ========    ========



The accompanying notes are an integral part of these financial statements.
                                                                             F-3

                       WHISPERING OAKS INTERNATIONAL, INC.
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                        Year ended December 31 0, 1998 and
   Period from December 8, 1997 (date of inception) through December 31, 1997


                                                                 Period from
                                                               December 8, 1997
                                                Year ended   (date of inception)
                                               December 31,    to December 31,
                                                   1998          1997
                                               ------------   ------------------
Revenues
   Sales of livestock                          $   238,347      $     --

Cost of Sales
   Net capitalized cost of livestock               127,907            --
                                               -----------      ----------

Gross Profit                                       110,440            --
                                               -----------      ----------

Operating expenses
   Livestock expenses                              104,806            --
   General and administrative expenses               9,711            --
   Depreciation                                     71,818            --
                                               -----------      ----------

   Total operating expenses                        186,335            --
                                               -----------      ----------

Loss from operations                               (75,895)           --

Other income (expense)                                --              --
                                               -----------      ----------

Loss before income taxes                           (75,895)           --

Provision for income taxes                            --              --
                                               -----------      ----------

Net Loss                                           (75,895)           --

Other comprehensive income                            --              --
                                               -----------      ----------

Comprehensive Loss                             $   (75,895)     $     --
                                               ===========      ==========

Loss per weighted-average share of common
   stock outstanding, computed on net loss -
   basic and fully diluted                          $(0.03)            nil
                                                      ====             ===

Weighted-average number of
   common shares outstanding                     2,525,000            --
                                               ===========      ==========



The accompanying notes are an integral part of these financial statements.
                                                                             F-4



                       WHISPERING OAKS INTERNATIONAL, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        Year ended December 31, 1998 and
   Period from December 8, 1997 (date of inception) through December 31, 1997



                                    Common Stock       Additional
                               ---------------------    paid-in     Accumulated
                                # shares     amount     capital       deficit     Total
                               ---------   ---------   ---------    ---------    ---------

Balances at
   December 8, 1997                 --     $    --     $    --      $    --      $    --

Net loss for the period             --          --          --           --           --
                               ---------   ---------   ---------    ---------    ---------

Balances at
   December 31, 1997                --          --          --           --           --

Shares issued to founders        500,000         500       4,500         --          5,000
   Effect of 5 for 1 forward
   split on October 15, 1999   2,000,000       2,000      (2,000)        --           --

Shares sold on Private
   Placement Memorandum            5,000           5      24,995         --         25,000
   Effect of 5 for 1 forward
   split on October 15, 1999      20,000          20         (20)        --           --

Net loss for the year               --          --          --        (75,895)     (75,895)
                                           ---------   ---------    ---------    ---------

Balances at
   December 31, 1998           2,525,000   $   2,525   $  29,495    $ (75,895)   $ (45,895)
                               =========   =========   =========    =========    =========







The accompanying notes are an integral part of these financial statements.
                                                                             F-5



                       WHISPERING OAKS INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                        Year ended December 31, 1998 and
   Period from December 8, 1997 (date of inception) through December 31, 1997


                                                                          Period from
                                                                        December 8, 1997
                                                          Year ended   (date of inception)
                                                          December 31,  to December 31,
                                                              1998          1997
                                                          ------------ -------------------

Cash flows from operating activities
   Net loss for the year                                    $ (75,895)   $      --
   Adjustments to reconcile net loss to net
      cash provided by operating activities
         Gain on sale of livestock                           (110,440)          --
         Depreciation                                          71,818           --
         Increase in accounts payable                          12,231           --
                                                            ---------    -----------

Net cash used in operating activities                        (102,286)          --
                                                            ---------    -----------


Cash flows from investing activities
   Proceeds from sales of livestock                           238,347           --
   Purchases of livestock                                    (221,500)          --
                                                            ---------    -----------

Net cash provided by investing activities                      16,847           --
                                                            ---------    -----------


Cash flows from financing activities
   Advances from affiliates                                    70,705
   Proceeds from sale of common stock                          30,000           --
                                                            ---------    -----------

Net cash provided by financing activities                     100,705           --
                                                            ---------    -----------

INCREASE IN CASH                                               15,266           --

Cash at beginning of year                                        --             --
                                                            ---------    -----------

Cash at end of year                                         $  15,266    $      --
                                                            =========    ===========

Supplemental disclosure of interest and income taxes paid
   Interest paid for the period                             $    --      $      --
                                                            =========    ===========
   Income taxes paid for the period                         $    --      $      --
                                                            =========    ===========




The accompanying notes are an integral part of these financial statements.
                                                                             F-6

                       WHISPERING OAKS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note A - Organization and Description of Business

Whispering Oaks International, Inc. (Company) was incorporated on December 8, 1997 under the laws of the State of Texas. The Company was formed to engage in the acquisition and sale of thoroughbred race horses of every age, from broodmares and weanlings to mature racehorses and stallions. The Company intends, initially, to focus in the area of purchasing and selling weanlings and yearlings at various auctions in an activity commonly referred to as "pinhooking".

Pinhooking is essentially the purchase of thoroughbred weanlings and yearlings at auction and reselling them at a different, but similar, auction in the near future. The Company projects an average historical holding period of five to six months between purchase and resale.

The Company began operations in January 1998 with its initial capitalization and its initial livestock purchase.

On October 15, 1999, the Company's Board of Directors amended the Company's Articles of Incorporation to modify the Company's capital structure to allow for the issuance of 125,000,000 total equity shares consisting solely of common stock with a par value of $0.001 per share and effected a five (5) for one (1) forward stock split. The effects of these transactions are reflected in the accompanying financial statements as of the first day of the first period presented.

The Company has elected a year-end of December 31 and uses the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note B - Summary of Significant Accounting Policies

1.    Cash and cash equivalents

      For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.    Livestock

      Livestock is recorded at cost and are depreciated on a straight-line basis, over their estimated useful lives (generally 3 years). Foals delivered after the broodmare is purchased are capitalized by the Company at a "zero cost" basis. At December 31, 1998, the Company had one broodmare and one foal delivered by broodmares after acquisition by the Company in its stable.

                       WHISPERING OAKS INTERNATIONAL, INC.

Note B - Summary of Significant Accounting Policies - continued

3.    Organization costs

      The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4.    Income Taxes

      The Company uses the asset and liability method of accounting for income taxes. At December 31, 1998 and 1997, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.
      Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      As of December 31, 1998 and 1997, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. If these carryforwards are not utilized, they will begin to expire in 2018.

5.    Earnings (loss) per share

      Basic  earnings  (loss) per share is computed  by dividing  the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1998 and 1997, the Company had no warrants and/or options outstanding.


Note C - Equity Transactions

In January 1998, as revised in March 1998, the Company issued a Private Placement Memorandum, utilizing an exemption from registration under Regulation D, Rule 504 of the US Securities and Exchange Commission, to sell up to 200,000 shares of Common Stock at a price of $5.00 per share. As of December 31, 1998, the Company had sold 5,000 shares of common stock yielding gross proceeds to the Company of $25,000.


Note D - Subsequent Events

During the second quarter of Calendar 1999, the Company sold the foal from its stable.



                       Whispering Oaks International, Inc.
                                 Balance Sheets
                           September 30, 1999 and 1998

                                   (Unaudited)

                                                               1999         1998
                                                             ---------    ---------

                                 ASSETS
                                 ------
Current Assets
   Cash on hand and in bank                                  $     286    $     603
                                                             ---------    ---------
      Total current assets                                         286          603
                                                             ---------    ---------

Livestock - At Cost                                             32,000      221,500
   Less accumulated depreciation                               (18,225)     (55,375)
                                                             ---------    ---------
      Net Livestock                                             13,775      166,125
                                                             ---------    ---------

Total Assets                                                 $  14,061    $ 166,728
                                                             =========    =========


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
Current Liabilities
   Accounts payable - trade                                  $  14,567    $  32,124
   Due to affiliates                                            37,605      255,205
                                                             ---------    ---------
      Total current liabilities                                 52,172      287,329
                                                             ---------    ---------

Commitments and Contingencies

Shareholders' Equity
   Common stock - $0.001 par value.  125,000,000 shares
      authorized.  2,525,000 issued and outstanding.             2,525        2,525
   Additional paid-in capital                                   27,475       27,475
   Accumulated deficit                                         (68,111)    (150,601)
                                                             ---------    ---------
      Total shareholders' equity                               (38,111)    (120,601)
                                                             ---------    ---------

Total Liabilities and Shareholders' Equity                   $  14,061    $ 166,728
                                                             =========    =========



The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.
                                                                             F-9


                       Whispering Oaks International, Inc.
                Statements of Operations and Comprehensive Income
             Nine and Three months ended September 30, 1999 and 1998

                                   (Unaudited)


                                            Nine months   Nine months   Three months  Three months
                                               ended         ended          ended         ended
                                           September 30, September 30,  September 30,  September 30,
                                               1999          1998           1999          1998
                                           ------------- -------------  -------------  -------------

Revenues
   Sales of livestock                      $    26,125   $      --      $      --      $      --
                                           -----------   -----------    -----------    -----------

Cost of Sales
   Net capitalized cost of livestock              --            --             --             --
                                           -----------   -----------    -----------    -----------

Gross profit                                    26,125          --             --
                                           -----------   -----------    -----------    -----------

Expenses
   Livestock expenses                            8,052        88,515           (105)        35,714
   General and administrative                    2,289         6,711          2,289           --
   Depreciation                                  8,000        55,375          2,667         18,458
                                           -----------   -----------    -----------    -----------
      Total expenses                            18,341       150,601          4,851         54,172
                                           -----------   -----------    -----------    -----------

Income (Loss) from
   operations before
   provision for
   income taxes                                  7,784      (150,601)        (4,851)       (54,172)

Provision for income taxes                        --            --             --             --
                                           -----------   -----------    -----------    -----------

Net Income (Loss)                                7,784      (150,601)        (4,851)       (54,172)

Other Comprehensive Income                        --            --             --             --
                                           -----------   -----------    -----------    -----------

Comprehensive Income (Loss)                $     7,784   $  (150,601)   $    (4,851)   $   (54,172)
                                           ===========   ===========    ===========    ===========


Income (Loss) per weighted-
   average share of common
   stock outstanding, computed
   on net loss - basic and fully diluted           nil        $(0.06)           nil         $(0.02)
                                                   ===         =====            ===           ====

Weighted-average number of shares
   of common stock outstanding -
   basic and fully diluted                   2,525,000     2,525,000      2,525,000      2,525,000
                                           ===========   ===========    ===========    ===========


The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.



                       Whispering Oaks International, Inc.
                            Statements of Cash Flows
                  Nine months ended September 30, 1999 and 1998

                                   (Unaudited)

                                                            Nine months     Nine months
                                                               ended           ended
                                                            September 30,   September 30,
                                                               1999            1998
                                                            -------------  --------------

Cash Flows from Operating Activities
   Net Income (Loss)                                         $   7,784      $(150,601)
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Gain on sale of livestock                             (26,125)          --
         Depreciation                                            8,000         55,375
         Increase (Decrease) in
            Accounts payable                                     2,336         32,124
                                                             ---------      ---------

Net cash provided by (used in) operating activities             (8,005)       (63,102)
                                                             ---------      ---------


Cash Flows from Investing Activities
   Proceeds from sale of livestock                              26,125           --
   Purchases of livestock                                         --         (221,500)
                                                             ---------      ---------

Net cash provided by investing activities                       26,125       (221,500)
                                                             ---------      ---------


Cash Flows from Financing Activities
   Proceeds from sale of common stock                             --           30,000
   Net change in advances from affiliates                      (33,100)       255,205
                                                             ---------      ---------

Net cash provided by financing activities                      (33,100)       285,205
                                                             ---------      ---------

Increase (Decrease) in Cash and Cash Equivalents               (14,980)           603

Cash and cash equivalents at beginning of period                15,266           --
                                                             ---------      ---------

Cash and cash equivalents at end of period                   $     286      $     603
                                                             =========      =========

Supplemental Disclosures of Interest and Income Taxes Paid

   Interest paid during the period                           $    --        $    --
                                                             =========      =========
   Income taxes paid (refunded)                              $    --        $    --
                                                             =========      =========






The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.
                                                                            F-11

                       Whispering Oaks International, Inc.

                          Notes to Financial Statements


Note 1 - Basis of Presentation

Whispering Oaks International, Inc. (Company) was incorporated on December 8, 1997 under the laws of the State of Texas. The Company was formed to engage in the acquisition and sale of thoroughbred race horses of every age, from broodmares and weanlings to mature racehorses and stallions. The Company intends, initially, to focus in the area of purchasing and selling weanlings and yearlings at various auctions in an activity commonly referred to as "pinhooking".

Pinhooking is essentially the purchase of thoroughbred weanlings and yearlings at auction and reselling them at a different, but similar, auction in the near future. The Company projects an average historical holding period of five to six months between purchase and resale.

The Company began operations in January 1998 with its initial capitalization and its initial livestock purchase.

On October 15, 1999, the Company's Board of Directors amended the Company's Articles of Incorporation to modify the Company's capital structure to allow for the issuance of 125,000,000 total equity shares consisting solely of common stock with a par value of $0.01 per share and effected a five (5) for one (1) forward stock split. The effects of these transactions are reflected in the accompanying financial statements as of the first day of the first period presented.

The Company has elected a year-end of December 31 and uses the accrual method of accounting.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements contained herein. The information presented herein does not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its annual audited financial statements contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       Whispering Oaks International, Inc.

Note 2 - Summary of Significant Accounting Policies

a.)   Cash and cash equivalents
      -------------------------

      The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

b.)   Livestock
      ---------

      Livestock is recorded at cost and are depreciated on a straight-line basis, over their estimated useful lives (generally 3 years). Foals delivered after the broodmare is purchased are capitalized by the Company at a "zero cost" basis. At September 30, 1999, the Company had one broodmare in its stable.

c)    Organization costs
      ------------------

      The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

d.)   Income Taxes
      ------------

      The Company uses the asset and liability method of accounting for income taxes. At September 30, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      As of September 30, 1999 and 1998, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. If these carryforwards are not utilized, they will begin to expire in 2018.

e.)   Earnings (loss) per share
      -------------------------

      Basic  earnings  (loss) per share is computed  by dividing  the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 1999 and 1998, respectively, the Company had no warrants and/or options outstanding.

                       Whispering Oaks International, Inc.

Note 3 - Equity Transactions

In January 1998, as revised in March 1998, the Company issued a Private Placement Memorandum, utilizing an exemption from registration under Regulation D, Rule 504 of the US Securities and Exchange Commission, to sell up to 200,000 shares of Common Stock at an initial price of $5.00 per pre-forward split share. As of September 30, 1999 and 1998, respectively, the Company had sold 25,000 post-forward split shares of common stock yielding gross proceeds to the Company of $25,000.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

         Other Expenses of Issuance and Distribution.

         The estimated expenses of the registration, all of which will be paid by the Company, are as follows:

                           SEC Filing fee                 $ 181.81
                           Printing Expense                 800.00
                           Accounting Fees and Expenses    2289.00
                           Legal Fees and Expenses         2700.00
                           Blue Sky Fees and Expenses            0
                                                          --------
                           TOTAL                          $4881.81





Exhibits.

     3.1  Articles of Incorporation of Whispering Oaks International, Inc.*

     3.2  Bylaws of Whispering Oaks International, Inc.*

     4.1  Specimen Stock Certificate for Common Shares*

     5.1  Opinion of Dominic M. Federico, Esq.**

     23.1 Consent of S.W. Hatfield, C.P.A.**

     23.2 Consent of Dominic M. Federico, Esq.**

     27   Financial Data Schedule**

      *   previously filed

     **   filed herewith

         Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

               (a) To include any prospectus required under Section 10(a) (3) of the Securities Act.

               (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement.

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Whispering Oaks International, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and had duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dallas, State of Texas, on the 8th day of November, 1999.

WHISPERING OAKS INTERNATIONAL, INC.

By: /s/ Kevin B. Halter                                        November 8, 1999
    ---------------------
    Kevin B. Halter, President
    And Chief Executive Officer
    (Principal Executive Officer)

                                POWER OF ATTORNEY

Whispering Oaks International, Inc. and each person whose signature appears below hereby designates and appoints Kevin B. Halter as his attorney-in-fact ("Attorney-in-Fact") with full power to act alone, and to execute and in the name and on behalf of Whispering Oaks International, Inc. and each person, individually and in the capacity stated below, any amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as the Attorney-in-Fact deems appropriate, and to file each such amendment to this Registration Statement together will all exhibits thereto and any and all documents in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, as amend, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Kevin B. Halter                                        November 8, 1999
-----------------------
Kevin B. Halter, Chairman, President,
Chief Executive Officer and Director
(Principal Executive, Financial and Accounting Officer)







/s/ Kevin B. Halter, Jr.
------------------------
Vice President, Secretary, Treasurer
and Director